The Westaim Corporation
Annual Information Form
For the Year Ended December 31, 2007
MARCH 17, 2008

THE WESTAIM CORPORATION
ANNUAL INFORMATION FORM
For the Year Ended December 31, 2007
March 17, 2008

FORWARD-LOOKING STATEMENTS
Forward-looking statements involve significant risks, uncertainties and assumptions, and Westaim’s actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond Westaim’s control.
Certain statements contained in this Annual Information Form, as well as other public statements by Westaim, include forward-looking statements for purposes of applicable securities laws or otherwise. The words “may”, “could”, “would”, “will”, “believes”, “exploring”, “anticipates”, “likely”, “expect”, “expects”, “strategy”, “projected”, “developing”, “potential”, “potentially” and words and expressions of similar import, are intended to identify forward-looking statements. Such forward-looking statements include but are not limited to statements concerning expected Nucryst product introductions; Westaim’s strategies regarding the development of its technology investments and the commercialization of those investments, or the sale, merger, or other transaction relating to the assets of Westaim or it subsidiaries or the potential orderly windup of operations; Westaim’s expectations that agreements with Sanyo and DNP will not be renewed; the potential size of the market for Nucryst technology; expected uses for Nucryst’s technology and products and the development of new products to extend Nucryst’s technology to treatment of particular conditions; Nucryst’s beliefs regarding the antimicrobial properties of silver to which its technology has been applied; Nucryst’s beliefs regarding nanocrystalline silver and bacterial resistance, including potential cost benefits; Nucryst’s beliefs in the role the mechanisms of action of its nanocrystalline silver may play in regard to anti-inflammation; Nucryst’s beliefs relating to it’s products fulfilling unmet needs for products not susceptible to bacterial resistance, and in relation to FDA approval broadening the market for its barrier cream product; Nucryst’s intentions relating to the development of new products and the potential of those products; Nucryst’s intentions regarding new clinical studies of NPI 32101; Nucryst’s beliefs and observations regarding the benefits and potential of its topical NPI 32101 product; Nucryst’s beliefs regarding the competitiveness of the advanced wound care market, and competition from other major multi-national medical device companies; projections regarding growth of the advanced wound care products market; expected competition to Nucryst’s products; potential outcomes in relation to Nucryst’s agreements with Smith & Nephew under various scenarios; the potential for new products introduced by Smith & Nephew to be alternatives to certain ActicoatTM products; Westaim’s expectations regarding the effect of the conversion of debentures on tax credits; Westaim’s belief that any illiquidity of ABCP will not impact the company’s ability to complete its 2008 business plan; Westaim’s anticipation that it will not incur material capital expenditures or material operating costs to comply with environmental statues and regulations; and the potential for environmental liabilities to arise in respect of events which occurred prior to completion of the Viridian Reorganization. Forward-looking statements are not guarantees of future performance. They involve significant risks, uncertainties and assumptions and the Company’s actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond our control, including, but not limited to: (i) hurdles in the completion and patenting of the iFire technology; (ii) complexities associated with developing the flat screen manufacturing process; (iii) market and competing technology developments which might affect the willingness of potential iFire partners to manufacture and market iFire products; (iv) cost estimates based upon assumptions which may prove not to be realistic; (v) delays or problems in receiving regulatory approvals for Nucryst ‘s products; (vi) market or economic conditions which might affect product development, clinical studies and demand for iFire’s or Nucryst’s products, as applicable; (vii) general economic and financing conditions which may affect the ability to raise new capital or affect potential partner ability to contribute financially; (viii) general industry and market conditions and growth rates; (ix) matters identified in the forward-looking statements contained in other public statements by Westaim, as well as the other risk factors described or referred to above under the sections headed “Risk Factors” and “Environmental”; (x) other risks and uncertainties that have not been identified at this time; and (xi) management’s response to these factors.
The foregoing list should not be construed as exhaustive. Other than as required by applicable law, the Company disclaims any intention or obligation publicly to review, revise or update any forward-looking statement, whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified by this cautionary statement.

CORPORATE STRUCTURE
The Westaim Corporation (“Westaim” or the “Company”) was incorporated under the Business Corporations Act (Alberta) by Articles of Incorporation dated May 7, 1996 (the “Articles”), as a wholly owned subsidiary of Viridian Inc. (“Viridian” means Viridian Inc. and its predecessors). The Articles were amended effective June 26, 1996 to remove private company restrictions on the transfer of securities, to create preferred share classes designated as Class A Preferred Shares and Class B Preferred Shares and to increase the maximum number of directors to 15. The shareholders of Westaim approved a further amendment to the Articles on May 24, 2000 to permit meetings of shareholders to be held in certain specified cities outside of Alberta, or in any other city in Canada or the United States.
On June 26, 1996, the Company, through a reorganization, issued 75,000,000 common shares to Viridian in exchange for cash and the assets of its specialty materials businesses and related research and development activities. The transaction was effective June 1, 1996 and was accounted for as a reorganization, with the carrying value of the assets and liabilities transferred to the Company at Viridian’s carrying value reflected on the Company’s balance sheet as at June 1, 1996. On July 8, 1996 and September 16, 1996, Viridian distributed to holders of its common shares, as dividends-in-kind, an aggregate total of 70,923,248 common shares of Westaim. Viridian subsequently disposed of the remainder of its Westaim shares through market sales.
Westaim’s principal and registered head office is located at 1010, 144-4th Avenue S.W., Calgary, Alberta, T2P 3N4.
The following are the material subsidiaries of the Company, including jurisdiction of incorporation or continuance, and percentage share ownership of voting shares of each subsidiary held by the Company:
GENERAL DEVELOPMENT OF THE BUSINESS
The following summarizes significant events that have influenced the general development of the business in the past three financial years.
In the second quarter of 2005, Nucryst completed a $7.0 million expansion of its production facility in Fort Saskatchewan, Alberta which increased Acticoat™ wound care product manufacturing capacity. In the third quarter of 2005, Nucryst initiated a further $7.0 million expansion.

In the third quarter of 2005, Nucryst completed a pharmacokinetic study in adults and a pediatric tolerance study which provided the Company with further data indicating that its NPI 32101 topical cream is likely to be safe and well tolerated in both populations. Based on the findings of these studies and the first Phase 2 study completed in 2004, the Company commenced a second Phase 2 human clinical trial of NPI 32101 topical cream in the fourth quarter of 2005.
In the fourth quarter of 2005, iFire completed construction and began operation of a $46 million pilot production facility in Toronto. The facility and related pilot tools were used to produce large and small scale prototype displays using iFire’s proprietary technology and to determine the manufacturability of iFire’s flat panel display in a simulated commercial manufacturing environment.
In the fourth quarter of 2005, Nucryst completed an initial public offering of its common shares trading on the NASDAQ Stock Market and the Toronto Stock Exchange. The offering of 4.5 million shares generated net proceeds to Nucryst of US $39.1 million from which US $6.9 million of Nucryst’s term loan to the Company was repaid. The remaining balance of the term loan, amounting to US $39.6 million, was converted, at the election of the Company, to common shares of Nucryst on January 27, 2006. The Company owned 74.8% of Nucryst as at December 31, 2007 and 74.5% at February 29, 2008.
In the third quarter of 2006, Nucryst completed a second Phase 2 clinical trial of topical NPI 32101 for the treatment of atopic dermatitis, a form of eczema. The study did not achieve its primary end points and as a result, Nucryst concluded that it would not continue clinical trials for this formulation in atopic dermatitis. The clinical study did demonstrate that treatment with NPI 32101 cream was well tolerated and that the incidence of adverse events was low and was not different among the NPI 32101-treated groups and the placebo-treated patients. In addition, Nucryst’s NPI 32101 cream formulation was shown to be stable, cosmetically-acceptable, and to have broad spectrum antimicrobial activity in in vitro testing. Nucryst believes its NPI 32101 cream has the potential to treat a variety of skin conditions and is exploring ways to bring this antimicrobial cream to market.
In the third quarter of 2007, the U.S. Food & Drug Administration (“FDA”) granted Nucryst 510(k) clearance for a prescription topical cream containing NPI 32101 as a broad-spectrum antimicrobial barrier. Gaining FDA clearance is a first step toward marketing this proprietary technology in this new formulation.
Also, in the third quarter of 2007, Nucryst signed amended agreements with Smith & Nephew for the manufacture and sale of Acticoat™ products. These agreements are amendments to the original agreements entered into in 2001 when Smith & Nephew purchased the Acticoat™ brand from Nucryst and granted Nucryst exclusive manufacturing rights, plus manufacturing cost reimbursement, a royalty on sales and milestone payments linked to agreed-upon sales and performance targets. Nucryst believes that the advanced wound care market, including the silver dressing segment, has become significantly more competitive since the original agreements were signed in 2001. Both parties recognized the need to restructure the agreements to better enable the parties to work jointly and individually to support both the continued growth of Acticoat™ products and their respective businesses in the context of increasing competitive pressures.
In the second quarter of 2007, the Company announced a significant reduction in staff and in research and development spending at its iFire subsidiary. In the fourth quarter of 2007 the Company announced that it would actively seek a buyer for the iFire business and assets and would discontinue further development of iFire’s thick film dielectric electroluminescent technology for application in the flat panel television market.
DESCRIPTION OF THE BUSINESS
Westaim is a holding company with investments in two technology businesses, iFire Technology Ltd. and Nucryst Pharmaceuticals Corp. The underlying proprietary technologies of each business were developed out of the Company’s own research resources and advanced materials expertise.

Westaim’s strategy has been to develop the independent technical, operating and marketing and sales capabilities of each technology investment from concept through the early years of product introduction and commercialization with the objective of taking the companies which own these technologies public through initial public offerings. Management recognizes that to create shareholder value, it may also be in Westaim’s best interest to pursue commercialization through joint venture arrangements, strategic acquisitions, alliances, licensing or selling its technology.
The Board of Directors is continuing to review strategic alternatives. Overall, the nature of the strategic options open to the Company will be dependent in part upon the outcome and timing of the sale of the iFire business and could involve amongst other things a sale, merger or other transaction involving the Company or parts of the Company, or potentially an orderly windup of the Company’s operations.
IFIRE TECHNOLOGY LTD.
Overview
Until November 2007, iFire Technology Ltd. (“iFire”) was actively developing flat panel displays (“FPDs”) using its proprietary solid state, thick dielectric electroluminescent (“TDEL”) technology with potential application in the fast growing, large-screen consumer television market. The Company believed that in high-volume production, iFire™ displays could one day be competitive with other flat panel technologies, in terms of technical specifications, manufacturing cost and cost of capital investment in manufacturing tools and facilities.
iFire’s strategy was to become a significant supplier of high definition modules for large-screen flat panel televisions by establishing partnerships with commercial manufacturing companies to jointly develop and manufacture iFire flat panel modules for consumer television sets. In 2002, iFire entered into a non-exclusive technology collaboration agreement with Sanyo Electric Company, Ltd. (“Sanyo”) focusing on the advancement of iFire’s TDEL technology for large-screen flat panel televisions through a series of joint development projects. The agreement was renewed on three occasions with the latest renewal expiring in March 2008. The Company does not expect the agreement to be renewed.
iFire had also worked with Dai Nippon Printing Co., Ltd. (“DNP”) since 2003 under a non-exclusive joint development agreement for commercial production of mid-30-inch FPD television modules. Under the terms of the agreement, DNP utilized its flat panel production line in Kashiwa, Japan for developing front-end manufacturing processes for iFire’s TDEL technology, including the substrate preparation and the fabrication of the row electrodes and thick-film dielectric layer. When required, DNP would deliver partially completed substrates to iFire for further process work including the deposition of phosphors, column electrodes and colour correction layers, as well as electronics assembly. The agreement was renewed on three occasions with the latest renewal expiring in March 2008. The Company does not expect the agreement to be renewed.
In 2007, iFire operations were primarily focused on process control projects to reduce variability to levels expected in a manufacturing environment, particularly in luminance, life, colour and uniformity. iFire produced and tested thousands of 2” x 2” pixels for this data analysis; however, progress to tighten the variability on the parameters important to potential manufacturing partners was slower than expected. In addition, during the past 12 months there have been significant improvements in the performance, cost and selling price of incumbent large scale FPD TV technologies such as liquid crystal displays (“LCD”) and plasma display panels (“PDP”) and late in 2007 a new FPD technology, organic light emitting diode (“OLED”) television, was introduced into the consumer market.
As a result of these developments, the Board of Directors made the strategic decision to pursue the sale of the iFire business and related assets and to discontinue development spending on iFire’s TDEL technology.

iFire Additional Information
iFire leases from an affiliate a 39,500 square-foot research and pilot manufacturing facility in Toronto, Ontario. iFire also leases an adjacent 49,700 square-foot building which was primarily used for laboratory, office and warehouse purposes. iFire employed 25 people as at December 31, 2007 and 10 people as at February 29, 2008.
With respect to intellectual property, iFire holds 53 patents related to TDEL technology in the United States, has 35 pending patent applications in the United States for advancements and improvements to the technology, and has numerous corresponding issued patents and patent applications in various other countries. Where appropriate, iFire also maintains certain proprietary technology as trade secrets.
NUCRYST PHARMACEUTICALS CORP.
Overview
Nucryst develops, manufactures and commercializes innovative medical products that fight infection and inflammation. Nucryst’s patented technology enables it to convert silver’s microcrystalline structure into an atomically disordered nanocrystalline coating which Nucryst believes enhances silver’s natural antimicrobial properties by providing for the sustained release of an increased quantity of positively-charged particles called ions. Nucryst produces its nanocrystalline silver as a coating for wound dressing products under the trademark SILCRYST™ and believes that currently marketed wound care products with its SILCRYST™ coatings combat infection longer than other silver-based wound care products and with a broader spectrum of antimicrobial activity than many topically applied antibiotics. In addition, Nucryst’s nanocrystalline silver structures have exhibited potent anti-inflammatory properties in preclinical studies. Nucryst also produces nanocrystalline silver as a powder which it refers to as NPI 32101 for use in medical devices and as an active pharmaceutical ingredient (“API”).
Advanced wound care products with SILCRYST™ coatings have received clearance by the United States Food and Drug Administration, or FDA, and approval of other regulators in over 30 countries and are sold under a license and development agreement by Smith & Nephew plc (“Smith & Nephew”), a global medical device company, under its Acticoat™ trademark. Acticoat™ products are used for a wide variety of wound types by hospitals, clinics, burn centres, doctors’ offices, home healthcare agencies and nursing homes. Acticoat™ products compete in the advanced wound care products market which, according to Frost & Sullivan, a market research firm, was an approximately US $1.5 billion global market in 2005 and is projected to grow to approximately US $2.6 billion by 2011.
Operating income from Nucryst’s wound care products funds a large portion of Nucryst’s product development costs. Nucryst is continuing its efforts to develop pharmaceutical products containing its NPI 32101 silver for the treatment of gastrointestinal conditions. Nucryst is also developing a topical cream containing NPI 32101 as a broad spectrum antimicrobial barrier to infection.
Nanocrystalline Technology Platform
Silver, platinum and gold, which are elements of the noble metals group, have long been known to have medicinal properties. Nucryst selected silver as the first noble metal for the application of its proprietary nanotechnology based on silver’s well-known antimicrobial properties. By converting silver’s normal microcrystalline structure into an atomically disordered nanocrystalline structure, Nucryst believes that silver’s release and efficacy characteristics are enhanced thereby making it a more effective antimicrobial agent. SILCRYST™ coatings exhibit rapid antimicrobial activity, killing many organisms within 30 minutes of application. These organisms include gram positive and gram negative bacteria, including some antibiotic resistant strains, as well as fungi and yeast. Nucryst has designed SILCRYST™ coatings to provide sustained antimicrobial activity for up to seven days. Unlike antibiotics, silver has been shown to simultaneously attack several targets in the bacterial cell and therefore it is thought to be less likely that bacteria would become resistant to all of these killing mechanisms. This can be particularly important in hospitals, nursing homes and other healthcare institutions where patients are at risk of developing infections. As a result, Nucryst believes that its nanocrystalline silver fulfills a large unmet need for effective, locally administered antimicrobial products that are not as susceptible to bacterial resistance.
Nucryst has also demonstrated in non-clinical studies that its nanocrystalline silver exhibits anti-inflammatory properties in three ways. It suppresses two naturally occurring inflammatory agents, specifically IL-12b and TNFa, and reduces the level of a naturally occurring enzyme called MMP-9. While helpful at the correct levels, excessive amounts of these substances are associated with inflammation. In addition, Nucryst’s nanocrystalline silver increases the natural cell death of certain inflammatory cells, specifically polymorphonuclear leukocytes, or PMNs.
Nucryst’s manufacturing technology is based on a physical vapor deposition, or PVD, process called magnetron sputtering. The process begins by bombarding silver with positive ions to liberate, or sputter, nanosized silver-containing particles. These nanosized silver-containing particles are then re-condensed to form new atomically disordered nanocrystalline structures on various materials, called substrates. For example, Nucryst uses high-density polyethylene, or HDPE, as the substrate for some of its non-adherent wound care dressings. Nucryst has also developed a method to produce its nanocrystalline silver in powder form for use in medical devices and as an API.
Wound Care Products
As part of Westaim’s strategy to accelerate the market penetration of its products, in 2001 Nucryst entered into a global partnership with Smith & Nephew. Under a series of agreements which expire in 2026, Smith & Nephew acquired Nucryst’s North American burn dressing business and entered into an exclusive global licensing agreement for the sale and marketing of Acticoat™ wound care products developed by Nucryst. These agreements were amended in September 2007 (see 2007 Amendments to the Smith & Nephew Agreements). Under the agreements, Nucryst receives reimbursement of manufacturing costs and receives royalties based on Smith & Nephew’s sales of these products, as well as milestone payments for the achievement of certain regulatory and sales accomplishments.
Nucryst owns all of the patents and intellectual property for SILCRYST™ nanocrystalline silver coatings and continues to manufacture all Acticoat™ products with SILCRYSTTM nanocrystals for Smith & Nephew at its Fort Saskatchewan, Alberta plant under a long-term manufacturing agreement.
Smith & Nephew sells Acticoat™ burn and chronic wound products in 30 countries around the world targeting the higher cost segments of the serious wound care dressings market. Chronic wounds include: diabetic foot ulcers, a serious condition which according to a 2005 Frost & Sullivan report affected approximately 7% of the 19.4 million people with diabetes in the United States and in 2004 approximately 129,000 non-traumatic lower limb amputations occurred according to data from the 2004 U.S. Hospital Discharge Report; venous stasis ulcers, a condition caused by venous insufficiency which was reported in 2003 by the Cleveland Clinic, a leading healthcare institution, to affect 500,000 individuals in the United States; and pressure ulcers, which commonly affect elderly, bed-ridden or chair-bound patients, of which Frost & Sullivan reported in 2002 there are approximately 2.4 million cases per year. In addition to the antimicrobial and anti-inflammatory effects of Acticoat™, Smith & Nephew is promoting the use of Acticoat™ products with SILCRYST™ coatings to help reduce the risk of methicillin-resistant Staphylococcus aureus, or MRSA, transmission. MRSA is one of the many antibiotic-resistant bacteria sometimes called “super bugs”.
Health care professionals select different types of dressings for different types of wounds. Some wounds are dry while others have excess fluid, or exudates. As a result, an effective portfolio of products must address various wound types. As described below, Smith & Nephew’s Acticoat™ product family with Nucryst’s SILCRYST™ coatings is designed to treat a wide variety of serious wounds.
Acticoat™ 3 and Acticoat™ Burn Dressings are used extensively in the in-patient burn segment of the wound dressing market and provide antimicrobial activity for up to three days. They consist of a rayon/polyester non-woven core between two layers of high-density polyethylene mesh with SILCRYST™ coatings.

Acticoat™ 7 Dressings are used primarily in the chronic wound market and provide consistent seven-day sustained antimicrobial activity for patients with venous stasis ulcers, diabetic foot ulcers, pressure ulcers and other persistent wounds. Acticoat™ 7 consists of two rayon/polyester non-woven inner cores laminated between three layers of HDPE mesh with SILCRYST™ coatings.
Acticoat™ Absorbent Dressings are used in the chronic wound market for wounds with moderate to heavy exudates and provide antimicrobial activity for up to three days. Acticoat™ Absorbent is highly absorbent and consists of a calcium alginate fabric coated with SILCRYST™ nanocrystals.
Acticoat™ Moisture Control Dressings are used in the chronic wound market for wounds with light to moderate exudates and provide antimicrobial activity for up to seven days. Acticoat™ Moisture Control consists of an absorbent foam sandwiched between an outer film and a non-adherent wound contact layer with SILCRYST™ coatings and was developed in collaboration with Smith & Nephew.
Acticoat™ Site Dressings are used around vascular and nonvascular percutaneous device sites such as intravenous catheter and external fixation sites that provide an effective barrier to microbial contamination protecting the insertion site from invasive pathogenic microorganisms for up to seven days. Acticoat™ Site consists of an absorbent 3-layer polyurethane foam coated with SILCRYST™ nanocrystals.
Acticoat™ Post-Op Dressings are absorbent post-operative dressings for light to moderate exudate, providing an antimicrobial activity for up to seven days. Acticoat™ Post-Op consists of a SILCRYST™ coated polyurethane layer, a white polyurethane foam pad, and an adhesive coated waterproof polyurethane film layer.
Other Products
Nucryst is developing new products to extend its nanocrystalline technology to the treatment of infection and inflammation. Nucryst had previously conducted Phase 2 clinical studies of a topical cream containing NPI 32101 for the treatment of atopic dermatitis. The study did not achieve its primary end points and was discontinued in 2006. The Phase 2 study did demonstrate that treatment with NPI 32101 cream was well tolerated and that the incidence of adverse events was low and was not different among the NPI 32101-treated groups and the placebo-treated patients. In addition, Nucryst’s NPI 32101 cream formulation was shown to be stable, cosmetically acceptable, and to have broad spectrum antimicrobial activity through in vitro testing. Nucryst believes that NPI 32101 cream has the potential to treat a variety of skin conditions and is exploring ways to bring this antimicrobial cream to market.
In July 2007, the U.S. Food & Drug Administration (“FDA”) granted Nucryst 510(k) clearance for a prescription topical cream containing NPI 32101 as a broad-spectrum antimicrobial barrier to organisms including Pseudomonas aeruginosa and Staphyloccocus aureus, including strains resistant to methicillin — or MRSA. Gaining FDA clearance is a first step toward marketing this proprietary technology in this new formulation. Nucryst is actively exploring commercialization options and as part of this process, market plans and timing for this product will be determined.
Nucryst has recently filed another 510(k) application with the FDA to expand the claims and indications for its barrier cream. If Nucryst’s application is cleared by the FDA, Nucryst believes it will broaden the market for this potential new product.
Nucryst is also researching potential pharmaceutical products containing NPI 32101 for use in the treatment of gastrointestinal disorders. Nucryst’s nanocrystalline silver has exhibited the ability to suppress the expression of several inflammatory cytokines including TNFa and IL-12/23. Over expression of these two cytokines has been linked to inflammatory bowel disorders (“IBD”) such as ulcerative colitis and Crohn’s disease. Nucryst has conducted preclinical studies that demonstrate a favorable effect of NPI 32101 on symptoms of ulcerative colitis including a reduction in colon thickening and ulceration and, as a result, continues this research in an effort to develop formulations of its API for the treatment of serious gastrointestinal disorders. Nucryst is also developing potential pharmaceutical products for the treatment of Clostridium difficile associated disease.
Smith & Nephew Agreements
Until 2001, Nucryst manufactured, marketed and sold directly to end users Acticoat™ wound care products. In 2001, Nucryst entered into a number of agreements with Smith & Nephew providing greatly expanded sales and marketing resources to support the Acticoat™ product line. Nucryst also sold various assets to Smith & Nephew, including certain manufacturing equipment (which were then leased back), the Acticoat™ trade name and trademark and various regulatory approvals. Pursuant to these agreements, Smith & Nephew markets and sells products with SILCRYST™ coatings under its Acticoat™ trademark. On September 30, 2007, Nucryst signed amended agreements with Smith & Nephew (see 2007 Amendment to the Smith & Nephew Agreements).
Under a license and development agreement, Smith & Nephew has the exclusive right to market, distribute and sell products with Nucryst’s SILCRYST™ coatings or powder technology for use on non-minor skin wounds or burns in humans. The exclusive right does not apply to consumer first-aid products with SILCRYST™ coatings designed for self-medication or use without advice from a health care professional and does not apply to certain other types of products that Nucryst may develop using its technology. Smith & Nephew has agreed to pursue the development and commercialization of products with SILCRYST™ coatings in the market for silver-based products for non-minor skin wounds and burns on humans. The license and development agreement expires in May 2026, although it may be terminated earlier by either party if the other party fails to cure a material breach of the agreement, suspends its operations or ceases to carry on business or files for bankruptcy or takes other similar actions.
Smith & Nephew is responsible for all regulatory filings required for the marketing or sale of Acticoat™ products under the license and development agreement. Smith & Nephew pays Nucryst royalties based on its sales of Acticoat™ products. Nucryst also receives payments upon the achievement of milestones relating to Smith & Nephew’s sales of Acticoat™ products and regulatory matters specified in the license and development agreement. All payments under the license and development agreement are made in US dollars. In calculating sales levels for milestone payment thresholds and other purposes under the license and development agreement, sales by Smith & Nephew in currencies other than the US dollar are converted to the US dollar based on prevailing exchange rates. The contractual royalty rate remains constant for the life of the agreements, subject only to: (i) the possibility of a negotiated or arbitrator-awarded reduction in royalty rates on sales in countries where patent protection has been lost and a competing product is being sold that would have infringed Nucryst’s patent rights had it been in effect; (ii) the possibility of a negotiated reduction in royalty rates on sales of a particular Acticoat™ product where Smith & Nephew does not realize industry standard margins on sales of such products; or (iii) a reduced royalty rate in respect of sales of Acticoat™ products in certain countries, including the United States, upon the expiration of patent rights to SILCRYST™ coatings in such countries. Until the agreements were amended, Nucryst was also entitled to increased royalty rates on sales of particular Acticoat™ products where Smith & Nephew realizes gross profit margins on sales of such products over a specified threshold.
Under the supply agreement, Smith & Nephew has appointed Nucryst as its exclusive supplier of Acticoat™ products and Nucryst has agreed not to sell these products to anyone else during the term of the agreement. The supply agreement expires upon the expiration or termination of the license and development agreement, although it may be terminated earlier by either party if the other party fails to cure a material breach of the agreement, suspends its operations or files for bankruptcy or takes other similar actions. Nucryst is obligated to supply the quantity of Acticoat™ product specified in a rolling demand forecast provided by Smith & Nephew on a monthly basis. Until September 30, 2007, the price paid for the products by Smith & Nephew was equal to Nucryst’s fully allocated cost of goods sold including equipment depreciation plus a royalty based on sales of these products by Smith & Nephew. All payments under the supply agreement are made in US dollars. In calculating sales levels for royalty payments under the supply agreement, sales by Smith & Nephew in currencies other than the US dollar are converted into the US dollar based on prevailing exchange rates.

Under the supply agreement, Nucryst leases certain manufacturing equipment from Smith & Nephew which represented approximately 50% of its total manufacturing capacity at December 31, 2007. If Nucryst suffers a material difficulty in supplying Acticoat™ products and that difficulty is not cured on a timely basis, this lease would terminate and Smith & Nephew would have the right to take possession of the equipment it leases to Nucryst and buy Nucryst’s other manufacturing equipment used in the production of Acticoat™ products. In such a case, Smith & Nephew would also receive the right to use Nucryst’s technology to manufacture Acticoat™ products on its own. If within one year Nucryst is able to demonstrate to the reasonable satisfaction of Smith & Nephew that it is once again able to manufacture products in accordance with the agreements, the lease of the previously leased manufacturing equipment would resume, subject to Nucryst reimbursing Smith & Nephew for its costs incurred to establish and terminate its manufacturing operations and subject to any then-existing Smith & Nephew third party commitments, and the lease would also cover any manufacturing equipment that Smith & Nephew had purchased from Nucryst, and the right of Smith & Nephew to use Nucryst’s manufacturing technology would cease.
Nucryst has deposited with an escrow agent certain documentation and manuals that describe the technology used to manufacture Acticoat™ products. Upon the occurrence of certain release events, the documentation and manuals would be released by the escrow agent to Smith & Nephew as part of the right to use Nucryst’s technology to manufacture Acticoat™ products. A release event is defined as a material difficulty supplying Acticoat™ products under the supply agreement with Smith & Nephew that is not cured on a timely basis or the occurrence of certain events in connection with insolvency or bankruptcy. Under a security trust agreement, Nucryst has granted to Smith & Nephew a security interest in its manufacturing technology and patent rights used in the manufacture of Acticoat™ products. This security interest secures Nucryst’s obligations to Smith & Nephew under the manufacturing right that would be granted to Smith & Nephew as described above.
Nucryst and Smith & Nephew have agreed to indemnify each other in respect of claims resulting from any alleged physical injury or property damage as a result of either party’s respective acts or omissions, the failure to perform obligations under the license and development agreement and the supply agreement, non-compliance with applicable law or regulation and any breach of representations under the agreements, for as long as the particular representation survives. In addition, Smith & Nephew has agreed to indemnify Nucryst for claims arising out of its marketing and sale of Acticoat™ products except to the extent attributable to Nucryst. Also, Nucryst has agreed to indemnify Smith & Nephew in respect of claims resulting from any actual or threatened action by any third party alleging SILCRYST™ coatings infringe that third party’s intellectual property rights, subject to Smith & Nephew’s remedy for such an infringement action being limited to withholding damages or royalties it must pay on account of the infringement action from amounts or royalties payable to Nucryst under the two agreements, unless Nucryst has breached any representation to Smith & Nephew in connection with that infringement.
2007 Amendments to the Smith & Nephew Agreements
On September 30, 2007, Nucryst signed amended agreements with Smith & Nephew for the manufacture and sale of Acticoat™ products. Nucryst believes that the advanced wound care market, including the silver dressing segment, has become significantly more competitive since the original agreements were signed in 2001. Both Nucryst and Smith & Nephew recognized the need to restructure the agreements to better enable the parties to work jointly and individually to support both the continued growth of Acticoat™ products and their respective businesses in the context of increasing competitive pressures.
The material changes to the agreements are as follows:
•	Nucryst earned a US $5.0 million milestone payment in the third quarter of 2007 reflecting revisions in milestone sales targets. The achievement criterion for the remaining milestone payments remains unchanged under the new agreements. In the fourth quarter of 2007, Nucryst earned a further US $5.0 million milestone as a result of Smith & Nephew achieving a specified sales threshold. The maximum amount of milestone payments that Nucryst may receive is US $56.5 million, of which, US $29.0 million has been earned as at December 31, 2007.

•	Under the previous agreements, the price paid by Smith & Nephew for Acticoat™ products was Nucryst’s fully allocated cost of goods sold including equipment depreciation. To provide Smith & Nephew with greater costing certainty of the Acticoat™ product line, the costing mechanism has been amended effective January 1, 2007 to a fixed overhead charge plus direct costs which will be established annually.

•	The overhead charge payable by Smith & Nephew in 2007 through 2009 has been fixed at a minimum floor amount equal to all indirect costs incurred in 2007 related to the manufacture of Acticoat™ products including administration, labour, rent, insurance, utilities, repairs and quality control. This floor amount will be payable by Smith & Nephew regardless of the actual volume of Acticoat™ products ordered by Smith & Nephew. Nucryst may use any actual overhead cost savings it achieves over the next two years to offset an annual manufacturing cost rebate in the amount of US $4.5 million that Nucryst has agreed to make to Smith & Nephew each year from 2007 through 2009.

•	A non-compete clause has been deleted from the agreements to allow Smith & Nephew to broaden their wound care dressings product line to include other forms of silver. In exchange, Smith & Nephew’s exclusive license has been limited to existing Acticoat™ products and any new wound care or burn products that the parties agree to develop together using Nucryst’s Silcryst™ technology.

•	New products developed alone by Nucryst that contain Silcryst™ technology or any new form of nanocrystalline silver developed by Nucryst will be initially offered to Smith & Nephew. If Smith & Nephew declines to purchase any of these products on terms acceptable to Nucryst, Nucryst will be free to pursue other commercialization options.

•	Nucryst will contribute services towards the joint development of new products with Smith & Nephew up to a maximum amount per year equivalent to 1.5% of Smith & Nephew’s sales of Acticoat™ products in the year. This replaces a system whereby Smith & Nephew reimbursed Nucryst for all of its product development costs.

•	Royalty rates will be maintained, except for the elimination of a supplemental royalty that was payable to Nucryst only if certain gross profit margins were achieved on sales of Acticoat™ products over a specified threshold.
Competition
Smith & Nephew markets and sells its Acticoat™ products into a large and competitive environment. There are numerous silver-containing advanced wound care dressings and silver-coated medical devices available from a variety of health care companies. Some of these products have been recently introduced and directly compete with Acticoat™. In addition, Smith & Nephew has introduced three new wound care products with other forms of silver which may be viewed by the advanced wound care market as alternatives to certain Acticoat™ products. Major competitors in the advanced wound dressing market in which Smith & Nephew’s Acticoat™ products are sold include Convatec, a Bristol Myers Squibb company, Johnson & Johnson Wound Management, a division of Ethicon, Inc., Argentum Medical, LLC, Coloplast Corp., AcryMed, Inc., 3M Company, Mölnlycke Health Care Group AB and Paul Hartmann AG. To the extent that Nucryst develops products to treat dermatological and gastrointestinal conditions, Nucryst will face competition from companies developing alternative products to treat these diseases. In addition, Nucryst faces and will continue to face competition from other major multi-national medical device companies, pharmaceutical companies, specialty pharmaceutical companies, universities and other research institutions.
Government Regulation
Government authorities extensively regulate the testing, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution, of medical devices and pharmaceutical products. In the United States, the FDA has different, extensive and rigorous review and approval processes for medical devices and pharmaceutical products. Other countries have similar regulatory systems.

Acticoat™ products with Nucryst’s SILCRYST™ coatings require pre-market clearance by the FDA through the 510(k) pre-market notification process. When a 510(k) is required, the manufacturer must submit to the FDA a pre-market notification demonstrating that the device is “substantially equivalent” to either a device that was legally marketed prior to May 28, 1976 or to another commercially available, similar device which was subsequently cleared through the 510(k) process. Medical devices are subject to the FDA’s general controls, which include compliance with the applicable portions of the FDA’s Quality System Regulation, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials and may also be subject to other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device.
To obtain approval of a new drug product from the FDA, an applicant must, among other requirements, submit data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product candidate and proposed labeling. The process required by the FDA before a new drug may be marketed in the United States generally involves the following: completion of preclinical laboratory testing in compliance with FDA regulations; submission of an investigational new drug application which must become effective before human clinical trials may begin; performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use; and submission of a New Drug Application (“NDA”). The applicant typically conducts human clinical trials in three sequential phases, but the phases may overlap. In Phase 1 clinical trials, the product is tested in a small number of patients or healthy volunteers, primarily for safety at one or more doses. In Phase 2 clinical trials, in addition to safety risk, efficacy is assessed in a patient population. Phase 3 clinical trials typically involve additional testing of safety and clinical efficacy in an expanded population at geographically-dispersed test sites.
Clinical trials must be conducted in accordance with the FDA’s good clinical practices requirements. The applicant must submit to the FDA the results of the preclinical and clinical trials together with, among other things, detailed information on the manufacture and composition of the product and proposed labeling, in the form of an NDA. If the FDA’s evaluations of the safety and efficacy data in the NDA and the manufacturing procedures and facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which contains the conditions that must be met in order to secure a final approval letter, authorizing commercial marketing of the drug for certain indications. If and when an applicant manufactures pharmaceutical products, it will be required to comply with applicable FDA manufacturing requirements contained in the FDA’s current good manufacturing practices.
Nucryst Additional Information
Nucryst leases and operates a 69,589 sq. ft. laboratory and production facility in Fort Saskatchewan, Alberta and leases 23,567 sq. ft. of office and laboratory space in Wakefield, Massachusetts for administration and pharmaceutical research and development. The Fort Saskatchewan facility currently has sufficient capacity to produce the projected Smith & Nephew sale volumes of burn and wound care products. Nucryst is currently adding an additional production line to this facility which will further increase capacity.
Nucryst employed 132 people in Canada and the U.S. as at December 31, 2007 and 128 people as at February 29, 2008.
Nucryst holds 23 issued patents in the United States, has 22 pending applications in the United States and numerous corresponding patents and patent applications in various other countries. Where appropriate, Nucryst also maintains certain proprietary technology as trade secrets.
ActicoatTM is a trademark of Smith & Nephew and SILCRYSTTM is a trademark of Nucryst.

INVESTMENTS
In the first quarter of 2008, a wholly owned subsidiary of the Company issued to a non-related Canadian company common shares for proceeds of $1.0 million representing 40% of the issued share capital of the subsidiary and $3.5 million of convertible debentures. The debentures mature on January 31, 2009 and bear interest at 1.0% commencing February 1, 2008. Interest is waived for the portion of the year in which the debentures are converted. The debentures have no recourse to the Company and are convertible into common non-voting shares of the subsidiary representing 58.3% of the issued share capital on a fully diluted basis. As a result of these transactions, the Company’s interest in this subsidiary was reduced to 60% in January 2008 and the Company will report a dilution gain of $1.0 million in the first quarter of 2008. If the debentures are converted, the Company’s economic interest in the subsidiary will be reduced to approximately 25% and the Company’s consolidated non-capital losses, unclaimed scientific research and development expenditures and research and development tax credits will be reduced by approximately $85.0 million, $17.0 million and $19.0 million respectively.
In the first quarter of 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in the reorganization of the participating companies into a single company and the dilution of the Company’s investment to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to approximately $2.2 million. The company created under the Plan of Arrangement was listed on the Toronto Stock Exchange and the Company sold this investment for net proceeds of approximately $11.5 million and recorded a gain on sale of investments of approximately $9.3 million and a dilution gain of approximately $2.2 million reported in discontinued operations.
In the fourth quarter of 2005, the Company sold one of its portfolio investments with a book value of $0.5 million for net proceeds of $1.6 million.
In 2005, a wholly owned subsidiary of the Company issued $6.0 million of convertible debentures to private investors and in 2006 an additional $2.0 million of convertible debentures were issued. The debentures were to mature in July 2007, bore interest at 5% per annum, had no recourse to the Company and were convertible into a maximum of 16,000,000 non-voting common shares of the subsidiary. In the first quarter of 2007, this subsidiary completed a private placement of common shares which reduced the Company’s voting interest to 22.1%. Certain of the debentures were redeemed and the balance were converted into common shares, reducing the Company’s economic interest to 14.6%. In the fourth quarter of 2007, the Company sold 87% of its remaining holdings in the subsidiary for net proceeds of $1.6 million and recorded a gain on sale of investments of approximately $2.6 million. The Company continues to hold a nominal interest in this investment.
Investment in Asset-Backed Commercial Paper
In the third quarter of 2007, when global financial markets experienced an unprecedented credit and liquidity crisis, the Company held Third Party Asset-Backed Commercial Paper (“ABCP”) with a face value of $17.1 million. On November 30, 2007, in order to diversify its risk in the uncertain global credit market, the Company sold half of its holding in ABCP with a face value of $8.5 million for proceeds of $6.0 million. The Company retains the right to receive additional proceeds in the event that the buyer re-sells the related ABCP within six months. In such event, the Company will receive 50% of any proceeds received in excess of $7.2 million. The Company has accounted for its ABCP holdings as a long term investment as there is no assurance that these assets will be restructured to mature within a 365 day period.
In the third quarter of 2007, Dominion Bond Rating Service (“DBRS”) placed Canadian ABCP “Under Review with Developing Implications” following an announcement on August 16, 2007 that a consortium representing banks, asset providers and major investors had agreed in principle to a long-term proposal and interim agreement regarding ABCP (the “Montreal Proposal”). Under this proposal, the affected ABCP would be converted into term floating rate notes maturing no earlier than the scheduled termination dates of the underlying assets. The Montreal Proposal called for investors to continue to roll their ABCP during the standstill period. The Company is not a signatory to this agreement.
On September 6, 2007, a Pan Canadian Committee (the “Committee”) was formed to oversee the proposed restructuring process of the ABCP. On December 23, 2007, the Committee approved an agreement in principle to restructure the ABCP issued by 20 trusts covered by the Montreal Proposal, which includes the investments held by the Company. The Committee expects a AAA rating for most of the restructured notes which, together with the full transparency of the underlying assets supporting these notes, will facilitate trading. All of the ABCP will be exchanged for longer dated notes that will match the maturity of the underlying reference assets in the proposed structure. The restructuring will also pool certain series of ABCP which are supported in whole or in part by underlying synthetic assets. Under this arrangement, there will be three distinct restructuring solutions for (1) Traditional-ABCP which is supported solely by traditional securitized assets, (2) Synthetic-ABCP which is supported by synthetic assets, or a combination of synthetic and traditional securitized assets, and (3) Ineligible-ABCP supported primarily by U.S. sub-prime mortgage assets. The approval of the restructuring is subject to a voting approval by all investors, and the Committee expects that the restructuring will close by March 31, 2008. The information used by the Company to determine the fair value of its ABCP is based on limited data provided by the Committee and by DBRS. The Company has not been able to access information to verify the veracity of the information relating to the nature and creditworthiness of the assets securing these investments.
The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available. The Company has estimated the fair value of its investments in ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. In accordance with CICA 3855, when the market for a financial instrument is not active, the fair value should be estimated using an appropriate valuation technique. The Company has used a probability-weighted discounted cash flow approach to value its ABCP investments at December 31, 2007 which considered expected interest rates, fixed/floating interest rate swaps, credit spreads, estimated restructuring fees, estimated renegotiated maturity dates and estimated principal reductions. Due to the lack of public information relating to the details of the assets supporting these investments and lack of details surrounding the restructuring proposed by the Committee, the Company was required to use management estimates when calculating this fair value. Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the fair value of the Company’s investment in the ABCP which would impact the Company’s results from operations.
The Company does not believe that the illiquidity of the ABCP will have an impact on the Company’s ability to complete its 2008 business plan.
FINANCIAL INSTRUMENTS
The Company has used derivative financial instruments in the management of foreign currency exposure. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes. In 2005 and 2006, the Company entered into a series of forward transactions with a major financial institution to purchase 918,901,467 Japanese Yen to hedge the foreign currency exposure on a 1,051,460,644 Japanese Yen loan which was repaid on June 30, 2006. The Company did not utilize any derivative financial instruments in 2007.
SUPPLIES AND RAW MATERIALS
Nucryst purchases its raw materials from a number of suppliers which are both domestic and international. There are limited suppliers available for key raw materials for the wound care products produced at Nucryst. As a result, Nucryst’s raw material inventory is maintained at levels such that, in the event of the loss of a key supplier, production could continue while a new supplier is located and approved. Silver, a key raw material used in Nucryst’s wound care products, is a precious metal subject to commodity market price fluctuations.

Nucryst is provided certain utilities and services from an unrelated company at its Fort Saskatchewan plant site under long term supply and service agreements. These agreements ensure the continued supply of these inputs which are required for Nucryst’s operations and which Nucryst is not presently equipped to supply itself. Nucryst has the right under these agreements to construct new facilities to supply its needs from third parties in the open market.
ENVIRONMENTAL
Westaim’s businesses are subject to extensive federal, provincial and municipal environmental statutes and regulations, including those relating to air emissions, wastewater discharges, contaminated soil and groundwater and the handling and disposal of hazardous substances and wastes. Westaim believes that its operations are in substantial compliance with these statutes and regulations and it has an extensive environmental program in place to comply with environmental regulations and to maintain its facilities in an environmentally safe condition.
The Company does not anticipate that it will incur material capital expenditures or material operating costs to comply, on an ongoing basis, with environmental statutes and regulations. However, Westaim’s businesses involve potential environmental risks, including the risk of harmful substances entering the environment, which could cause damage or injury.
Environmental liabilities under applicable statutes and regulations may arise in respect of events which occurred prior to completion of the “Viridian Reorganization”, when the businesses transferred to Westaim belonged to Viridian. The agreements under which the “Viridian Reorganization” was completed provide that Viridian, or its successors, will bear all costs associated with environmental liabilities that existed prior to June 1996 for the Fort Saskatchewan, Alberta site, the Calgary, Alberta site, and the Saskatoon, Saskatchewan site. With respect to Westaim’s operations in Ontario, the previous owner of the land and building in which iFire’s pilot manufacturing is conducted has provided a limited environmental indemnity to Westaim in respect of any pre-existing soil or groundwater contamination.
Westaim’s operations at its iFire subsidiary are conducted under a Certificate of Approval granted by the Ministry of the Environment (Ontario) on February 16, 1999, and subsequent amendments thereto.
EMPLOYEES
As at December 31, 2007, Westaim and its subsidiaries employed a total of 165 salaried employees. As at February 29, 2008, Westaim and its subsidiaries employed a total of 146 employees. Westaim’s workforce includes a number of highly skilled professional, technical and operational personnel. Many employees have specialized knowledge and skills and are leaders in their field.
RISK FACTORS
The risks faced by the Company are described in “Management’s Discussion and Analysis” on pages 18 to 21 of the Company’s 2007 Annual Report and such information is incorporated herein by reference.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The information set out under the heading “Management’s Discussion and Analysis”, on pages 4 to 25 of the Company’s 2007 Annual Report, is incorporated herein by reference.

CAPITAL STRUCTURE
The Company’s authorized share capital consists of an unlimited number of common shares, Class A preferred shares and Class B preferred shares. The holders of common shares are entitled to one vote in respect of each share held and both classes of preferred shares are non-voting. Class A preferred shares are entitled to a preference over Class B preferred shares and common shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, while the Class B preferred shares rank behind the Class A preferred but ahead of the common shares in that respect. As at December 31, 2007, there were 94,135,535 common shares outstanding (2006 — 93,978,758). There were no preferred shares outstanding at December 31, 2007 or December 31, 2006.
The Company maintains an employee and director stock option plan under which the Company may grant options to purchase up to 10,955,445 common shares of the Company at an exercise price equal to the market price of the Company’s common shares at the date of grant. As at December 31, 2007, there were 4,448,598 options outstanding (2006 — 4,431,900).
DIVIDENDS
The Company’s current policy is to retain its cash reserves to finance capital projects and business growth. No dividends have been paid in the Company’s history.
MARKET FOR SECURITIES
The common shares of Westaim are listed on The Toronto Stock Exchange (“TSX”) under the symbol “WED”.

TSX Activity Summary — 2007
Month	High ($)	Low ($)	Volume

January	1.88	1.68	3,748,785
February	1.72	1.10	4,941,526
March	1.15	0.86	7,689,613
April	1.13	0.85	9,551,673
May	0.99	0.62	6,906,858
June	0.69	0.56	2,641,985
July	0.99	0.54	18,085,876
August	0.64	0.47	3,157,081
September	0.50	0.42	2,031,989
October	0.50	0.36	3,831,067
November	0.42	0.17	5,720,286
December	0.30	0.21	5,009,655

Year	1.88	0.17	73,316,394

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada is the Company’s transfer agent and registrar, and the register of transfers of the common shares of the Company is kept in its offices in Calgary, Alberta.

EXPERTS
The Company’s auditors are Deloitte & Touche LLP who have prepared the Auditors’ Report to Shareholders on page 27 of the Annual Report of the Company. Deloitte & Touche LLP has confirmed that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.
DIRECTORS AND OFFICERS
The following table sets forth the names, residency and principal occupation of the Directors of the Company, and the period of service as a Director of the Company.

Name and Residency	Principal Occupation at Present[4]	Period of Service as Director

Neil Carragher[1,3] Ontario, Canada	Chairman of The Corporate Partnership Ltd. (a management consulting group)	May 1996 to date

Ian W. Delaney[3] Ontario, Canada	Executive Chairman of Sherritt International Corporation
	(a diversified resource company involved in the production of nickel, cobalt, oil and electricity, and the development of coal as an energy resource)	May 1996 to date

Roger G. H. Downer[1,3] Co. Tipperary, Ireland	President Emeritus of the University of Limerick, Ireland	October 2004 to date

G. A. (Drew) Fitch Alberta, Canada	President and Chief Executive Officer of the Company	May 2007 to date

Frank W. King[2,3] Alberta, Canada	President of Metropolitan Investment Corporation (a capital investment and management services company)	May 1996 to date

Daniel P. Owen[2,3] Ontario, Canada	Chairman and Chief Executive Officer of Molin Holdings Limited
(a capital investment management company); and Chairman of Heli-Lynx Helicopter Services Inc.
	(a helicopter conversions and enhancement company).	May 1996 to date

Bruce V. Walter[1,2,3] Ontario, Canada	Chairman and Chief Executive Officer of Four Mile Investments Inc. (a private investment company)	May 1997 to date

(1)	Messrs. Carragher, Downer and Walter are members of the Human Resources and Compensation Committee.

(2)	Messrs. King, Owen and Walter are members of the Audit Committee.

(3)	Messrs. Carragher, Delaney, Downer, King, Owen and Walter are members of the Corporate Governance Committee.

(4)	Each of the Directors has been engaged for more than five years in his present principal occupation except the following:

G. A. (Drew) Fitch — Prior to becoming President and Chief Executive Officer of the Company on May 23, 2007, Mr. Fitch was Senior Vice President and Chief Financial Officer of the Company from January 1997.

Bruce V. Walter — Mr. Walter has been Chairman and Chief Executive Officer of Four Mile Investments Inc. since August 1993. In addition, from January 2005 to June 2007, Mr. Walter was President and Chief Executive Officer of Dynatec Corporation, and from April 2002 to December 2004, he was Vice-Chairman of Dynatec Corporation.
Each of the Directors will hold office until the next meeting of shareholders or until a successor is duly elected or appointed. Westaim does not have a standing executive committee.

The following table sets forth the names, residency and office of the executive officers of the Company:

Names and Residency	Office with Company

Ian W. Delaney, Ontario, Canada	Chairman of the Board (non-employee)

G. A. (Drew) Fitch, Alberta, Canada	President and Chief Executive Officer

Brian D. Heck, Alberta, Canada	Vice President, General Counsel and Corporate Secretary
Each of the officers has been in their current positions and these have been their principal occupations for the past five years, except the following:
G. A. (Drew) Fitch — Prior to becoming President and Chief Executive Officer of the Company on May 23, 2007, Mr. Fitch was Senior Vice President and Chief Financial Officer of the Company from January 1997.
Brian D. Heck — Before becoming Vice President, General Counsel and Corporate Secretary on March 1, 2004, Mr. Heck was General Counsel and Corporate Secretary of the Company from February 2003. He was in the private practice of law from November 2000 to March 2004 and Counsel to the law firm of Henning Byrne from June 2001 to June 2007.
The number and percentage of the Company’s common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and executive officers of the Company, as a group, as at March 17, 2008 was 7,295,026 common shares or 7%.
Additional Disclosure for Directors and Executive Officers
To the knowledge of the Company, no director or executive officer of the Company is or has been, in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:
No director or executive officer of the Company or any person that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the Company’s common shares, or any associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years of the Company or during the current financial year of the Company which has materially affected, or will materially affect, the Company.
To the knowledge of the Company, no director or officer of the Company has an existing or potential conflict of interest with the Company or any of its subsidiaries.

AUDIT COMMITTEE
The Audit Committee of the Board of Directors consists of three independent members: Frank King, Chairman; Daniel Owen and Bruce Walter. Bruce Walter has been designated as the “audit committee financial expert” for the Audit Committee and has been determined by the Board to meet the “audit committee financial expert” criteria prescribed by the U.S. Securities and Exchange Commission and the TSX.
The responsibilities and duties of the Audit Committee are set out in the Committee’s charter text which is set forth in Appendix A to this Annual Information Form.
The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Committee. The following is a description of the education and experience of each member of the Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee:
     Frank King — Mr. King holds a B.Sc. in Chemical Engineering from The University of Alberta. Mr. King is currently President of a private capital investment and management services company. Mr. King was formerly President and CEO of Turbo Resources Inc., Chairman and CEO of the XV Olympic Winter Games in Calgary in 1988, CEO of Environcorp Ltd., CEO of Cambridge Environmental Systems Ltd., Chairman of Networc Health Inc. and is currently serving on a number of Canadian public company boards of directors. In these capacities, Mr. King has had extensive experience overseeing management responsible for the preparation of financial statements.
     Daniel Owen — Mr. Owen holds a B.Sc. (Econ.) from the London School of Economics and Political Science, having specialized in accounting. Mr. Owen is a private investor and entrepreneur, currently Chairman and CEO of a private investment management company, Chairman of a helicopter conversion and enhancement company, and formerly a Senior Vice President of Polysar Energy & Chemical Corporation (previously named Canada Development Corporation). Mr. Owen serves on the Board of Directors of a number of Canadian public companies, has served on the Audit Committees of these Canadian public companies and currently serves on the Audit Committees of two public companies, chairing one of those committees. In these capacities, Mr. Owen has had extensive experience analyzing and evaluating financial results and financial statements.
     Bruce Walter — Mr. Walter holds a B.A. degree from the University of Toronto, LL.B. and M.B.A. degrees from York University and a Ph.D. from the University of Cape Town. Mr. Walter is currently Chairman and Chief Executive Officer of Four Mile Investments Inc., a private investment company, and formerly President and Chief Executive Officer of Dynatec Corporation, a publicly-traded Canadian company. Mr. Walter’s experience includes serving as President and Chief Executive Officer of Plaintree Systems Inc., a Canadian company publicly-traded in both Canada and the United States; President of Sherritt Inc., a publicly-traded Canadian company; and a Managing Director of BMO Nesbitt Burns, an investment bank. In these capacities, Mr. Walter has had extensive experience overseeing management responsible for the preparation of financial statements.
CODES OF CONDUCT
     The Company has adopted a Code of Conduct and Ethics for Directors, Officers and Employees, as well as a Finance Code of Conduct for Chief Executive and Senior Financial Officers. These Codes and any amendments thereto can be found on the Company’s website at www.westaim.com. During the most recently completed fiscal year, no amendments were made to these Codes, and the Company has granted no waivers of any of the provisions of these Codes.

AUDIT FEES
The following table summarizes fees paid to the Company’s independent auditors, Deloitte & Touche LLP, for the years ended December 31, 2007 and December 31, 2006:

(in thousands of Canadian dollars)	2007	2006

Audit fees (1)	$495.1	$542.5
Audit-related fees (2)	94.1	163.3
Tax fees (3)	71.3	43.5
All other fees	—	4.8

	$660.5	$754.1

(1)	Includes reviews of quarterly consolidated financial statements and review/audit of the Company’s subsidiaries’ or divisions’ financial statements, services related to regulatory filings, and audit or involvement with prospectuses and securities filings.

(2)	Includes consultation on financial accounting and reporting standards and SOX 404 readiness assistance.

(3)	Includes fees for tax compliance and consultation.
PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES BY INDEPENDENT AUDITORS
The Audit Committee pre-approves all audit services provided to the Company by its independent auditors. The Audit Committee’s policy or practice regarding the pre-approval of non-audit services is that all such services shall be pre-approved by the Audit Committee as a whole or by the Chairman of the Audit Committee, who must report all such pre-approvals to the Audit Committee at its next meeting following the granting thereof. Prior to the granting of any pre-approval, the Audit Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.
ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s information circular with respect to its most recent annual meeting of shareholders. Additional financial information is contained in the Company’s comparative financial statements and associated management’s discussion and analysis for its most recently completed fiscal year.
Additional information with respect to the Company may be found on SEDAR at www.sedar.com and the Company’s website at www.westaim.com. All dollar amounts expressed in this annual information form of the Company are in Canadian dollars unless otherwise indicated.

APPENDIX A
THE WESTAIM CORPORATION
AUDIT COMMITTEE CHARTER
(Revised December 2005)
A. Overview and Mandate
The Audit Committee (the “Committee”) is responsible to the Board of Directors (the “Board”) of The Westaim Corporation (the “Corporation”). The Committee shall review the annual consolidated financial statements of the Corporation and shall report thereon to the Board before such annual consolidated financial statements are approved by the Board, and shall oversee the accounting and financial reporting processes of the Corporation and the audits of the financial statements of the Corporation. The Committee also shall perform the duties as described under “Duties and Responsibilities” below.

The Committee, in its capacity as a committee of the Board, shall be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including for the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation (the “auditor”), and each auditor must report directly to the Committee.

It is recognized that the Committee will be acting only within the terms of reference set out herein and it is not intended that the Committee shall usurp any of the powers or responsibilities of the Board as set out in the Business Corporations Act and/or the By-laws of the Corporation.

The Committee may engage independent counsel or other advisors as it determines necessary to carry out its duties.

The Corporation shall provide for appropriate funding, as determined by the Committee in its capacity as a committee of the Board, for payment of:
a.	compensation to any auditor;

b.	compensation to any independent counsel or adviser employed by the Committee pursuant to this charter; and

c.	ordinary administrative expenses of the Committee that are necessary or appropriate in respect of the performance by the Committee of its duties.
B. Membership and Attendance at Meetings
1.	The members of the Committee shall consist of not fewer than three (3) independent Directors, all of whom shall meet the qualifications required by any applicable regulatory authority, including The Nasdaq Stock Market, Inc. (“NASDAQ”) and The Toronto Stock Exchange (the “TSX”). The Chairman of the Committee shall be appointed by the Board.

2.	Members shall serve one-year terms and may serve consecutive terms.

3.	The auditor of the Corporation is entitled to receive notice of every meeting of the Committee and be heard thereat.

1

C. Duties and Responsibilities
The Committee shall fulfill the following duties arising from its mandate set out above:
1.	Review and assess the adequacy of this charter on an annual basis, or more often if deemed appropriate.

2.	Review the annual consolidated financial statements of the Corporation and the notes thereto following the examination thereof by the auditor and prior to their approval by the directors and report to the directors thereon.

3.	Review and approve the quarterly financial statements, notes thereto and quarterly management discussion and analysis (MD&A) and related press releases of the Corporation prior to their release.

4.	Review the annual MD&A, and other public disclosure documents and related press releases, including a prospectus prior to their approval by the directors.

5.	Review, and approve, the planned scope of the examination of the annual and quarterly consolidated financial statements and all related audit activities by the auditor of the Corporation, including expected related audit fees.

6.	Review the accounting principles and practices to be applied and followed by the Corporation during the fiscal year and any significant changes from those applied and followed during the previous year.

7.	Review the adequacy of the systems of internal accounting and audit policies, practices and controls established by the Corporation, and discuss with the auditor the results of its reviews and reports.

8.	Review all litigation and claims involving or against the Corporation which could materially adversely affect its financial position and which the auditor or any officer of the Corporation may refer to the Committee.

9.	Ensure the auditor’s ultimate accountability to the Board and the Committee as representatives of the shareholders and as such representatives, to evaluate the performance of the auditor and review and report to the directors regarding the nomination and the remuneration and other material terms of the engagement of the auditor, and the performance by the auditor thereunder, and to recommend to the shareholders the reappointment or replacement of the auditor.

10.	Ensure that the auditor submits on a periodic basis to the Committee, a formal written statement delineating all relationships between the auditor and the Corporation, consistent with Canadian and U.S. auditor independence standards, and to review such statement and to actively engage in a dialogue with the auditor with respect to any disclosed or undisclosed relationships or services that may impact on the objectivity and independence of the auditor, and to review the statement and the dialogue with the Board of Directors and recommend to the Board of Directors appropriate action to ensure the independence of the auditor.

11.	Provide a line of communication between the auditor and the Board of Directors, and communicate directly with the auditor and with any internal auditor of the Corporation.

12.	Meet with the auditor at least once per quarter without management present to allow a candid discussion regarding any concerns the auditor may have and to resolve any disagreements between the auditor and management regarding the Corporation’s financial reporting.

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13.	Review and pre-approve non-audit services provided by the auditor.

14.	Review and approve hiring policies regarding partners, employees, and former partners and employees of the present and former external auditors of the Corporation.

15.	Review the annual Internal Audit Plan and review all reports arising from such internal audit activity.

16.	Approve the Corporation’s Disclosure Policy and review and assess the adequacy of the policy on an annual basis, or more often if deemed appropriate.

17.	Review and approve all “related party” transactions, as defined by the rules of the U.S. Securities and Exchange Commission.

18.	Review the status of taxation matters of the Corporation and its major subsidiaries.

19.	Review the short term investment strategies respecting the cash balance of the Corporation.

20.	Review the hedging strategies of the Corporation.

21.	Review the adequacy of all insurance policies maintained by the Corporation.

22.	Establish procedures for:
a.	the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

b.	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.
23.	The Committee shall review regular reports from management and others with respect to the Corporation’s compliance with laws and regulations having a material impact on the financial statements of the Corporation.

24.	The Committee shall review annually the Corporation’s reserves with respect to environmental, health and safety matters.

25.	Conduct or undertake such other duties as may be required from time to time by any applicable regulatory authorities, including NASDAQ and the TSX.

26.	At least annually, undertake a self assessment of the Committee’s performance of its duties.
D. Meetings
1.	Meetings of the Committee are held as required and at least quarterly.

2.	Committee meetings may be called by the Committee Chairman or by a majority of the Committee members.

3.	A quorum for the transaction of business at any meeting of the Committee is a majority of appointed members.

4.	Meetings may be held by way of telephone conference call.

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5.	A written resolution signed by all Committee members entitled to vote on that resolution at a meeting of the Committee is as valid as one passed at a Committee meeting.

6.	The Corporate Secretary will ensure that minutes of the proceedings of all meetings of the Committee are maintained and available to the Board when requested.
E. Reporting
The Committee shall report on its review of the audited consolidated financial statements of the Corporation to the Board of Directors of the Corporation prior to the approval of financial statements by the Board of Directors. In addition, the Chairman of the Committee shall, when deemed necessary or when requested by the Chairman of the Board of Directors, report to the Board of Directors from time to time on the activities of the Committee.

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